

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 23, 2008

Mr. Richard Bjorkman
Chief Financial Officer
Sutura, Inc.
17080 Newhope Street
Fountain Valley, California 92078

      Re: Sutura, Inc.
               Form 10-K for the Year Ended December 31, 2007
               Filed April 15, 2008
               Form 10-Q for the Quarterly Period Ended June 30, 2008
               File No. 000-31337

Dear Mr. Bjorkman:

      We have reviewed your response dated October 7, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Note 13. Convertible Notes Payable, page F-18

1.   We note your response to prior comment 3. You state that you do not believe that the errors are material to your financial statements. We note that the effect of the error is to overstate your net income by approximately 4% in 2007 and to overstate your net loss by approximately 5% for the six months ended June 30, 2008. Please provide us with your analysis of the quantitative and qualitative materiality of the errors to each of the quarter ended September 30, 2007, the year ended December 31, 2007 and the nine months ended September 30, 2008. Refer to SAB 99 and SAB 108.

2.   Notwithstanding the above, we note in your response to prior comment 3 that you plan to correct the error in the quarter ended September 30, 2008. Please explain to us in greater detail how you plan to correct the error and why you believe this is appropriate. Clarify if you plan to restate the comparable 2007 period.

Note 25. Litigation Settlement, page F-34

3.   We note your response to prior comment 5. We note that you have concluded that you have been legally released from the liabilities; however, it is not clear to us how you satisfy the requirements of paragraph 16 of SFAS 140. In this regard, please address the following:

•   We note that you refer to the statute of limitations for the State of California. Please explain to us the legal basis for relying solely on the statute of limitations for the State of California. Discuss why you concluded that all of the liabilities fall under the jurisdiction of the State of California and the legal basis for your conclusion.

•   Tell us and revise future filings to disclose the nature of the underlying liabilities (i.e., unsecured trade payables, secured payables, etc.).

•   In light of the significant management judgment involved with the recording of the extinguishment of the liabilities, please revise your Critical Accounting Policies discussion in MD&A in future filings to disclose the significant judgments and the assumptions used by management in concluding that the statute of limitations has expired for the underlying liabilities. Specifically, you should disclose the possibility that one or more of the creditors could challenge the expiration of the statute of limitations and how any such challenge could adversely impact your results of operations.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief